May 3, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

John Reynolds

Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:                             Intrepid Potash, Inc.

Registration Statement on Form S-3

Filed March 2, 2016

File No. 333-209888

Dear Mr. Reynolds:

Intrepid Potash, Inc. (the “Company”) submits this response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 24, 2016 relating to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”).  For convenience, the Staff’s comments are set forth herein, followed by our response.  The Company has revised the Registration Statement in response to the Staff’s comment and is filing concurrently with this letter an Amendment No. 1 to the Registration Statement (the “Amendment”) that reflects these revisions and generally updates the information contained therein.

General

1.              We note that you intend to incorporate by reference information required in Part III of your Annual Report on Form 10-K for the fiscal year ended December 31, 2015. Please file the Part III information prior to requesting effectiveness of this registration statement. For guidance, see Securities Act Forms Compliance and Disclosure Interpretations Question 123.01, available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Response:  The Company respectfully advises the Staff that the Company’s definitive proxy statement for its 2016 annual meeting of stockholders was filed with the Commission on April 4, 2016.

2.              We note that the audit report in your Form 10-K for the year ended December 31, 2015 contains a going concern modification. We also note your disclosure in your 10-K that due to continuing pressure on potash prices, you anticipate that your EBITDA levels will not be sufficient for you to maintain compliance with the financial covenants in your debt agreements through 2016.  In addition, you disclose that you have received waivers from your lenders and noteholders until May 13, 2016 for the requirement that you comply with your leverage and fixed charge coverage ratios. Please compare the required covenant ratios to the actual ratios in your financial covenants as of a more recent date to provide investors with a current understanding of your ability to comply with these ratios. See Item 3 of Form S-3. For guidance, see Section IV.C of SEC Release No. 33-8350.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that the financial covenants under its debt arrangements are calculated as of the end of each fiscal quarter.  Although the Company monitors the potential compliance with the financial covenants during the fiscal quarter, final calculations are not conducted until the end of the quarter. The Company provided the most recent actual covenant ratios as of December 31, 2015 under the heading “Liquidity and Capital Resources—Unsecured Credit Facility” in Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in its Annual Report on Form 10-K filed with the Commission on February 29, 2016, which is incorporated by reference into the Registration Statement.  Because the Company’s financial results for the quarter ended March 31, 2016 will not be finalized until the filing of its Quarterly Report on Form 10-Q for such period, the Company cannot provide more recent actual covenant ratios until that time.  However, in accordance with the guidance set forth in Section IV.C of SEC Release No. 33-8350, for so long as the Company believes that it is reasonably likely it will be in breach or close to being in breach of the financial covenants under its debt arrangements, the Company will continue to provide disclosure in its periodic reports regarding its ability to meet the financial covenants (including disclosure of the actual ratios), the implications for not being able to meet its financial covenants, and any actions that it has taken, or may take, in connection with the compliance with such financial covenants.  The Company intends to include such disclosure in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 and in its future periodic reports, as appropriate, which will be forward incorporated by reference into the Registration Statement.

Description of Debt Securities and Guarantees of Debt Securities, page 5

3.              We note that you are also registering the guarantees of debt securities by your subsidiaries. Please tell us how you considered the guidance in Rule 3-10 of Regulation S-X in assessing the level of financial information that should be presented for each of these subsidiaries.

Response:  Pursuant to Note 1 to Rule 3-10(f) of Regulation S-X, the Company believes that it is not required to present the financial information required by Rule 3-10 of Regulation S-X.  Rule 3-10(f) provides that a parent company need not present the financial statements of the subsidiary guarantors if each of the subsidiary guarantors is 100% owned by the parent company, the guarantees are full and unconditional, the guarantees are joint and several, and the parent company’s financial statements include a footnote with financial information for the subsidiary guarantors as required by Rule 3-10(f)(4).  Note 1 to Rule 3-10(f) provides that the financial information required for subsidiary guarantors by Rule 3-10(f)(4) may be excluded if instead the parent company’s financial statements include a footnote stating, if true, that the parent company has no independent assets or operations, the guarantees of its subsidiaries are full and unconditional, and any subsidiaries of the parent company other than the subsidiary guarantors are minor.

The Company confirms that its operating assets are held, and its operations are conducted, solely through its subsidiaries.  Cash generated from operations is held at the parent company level as cash on hand and short- and long-term investments. The Company confirms that it otherwise meets the guidance of having “no independent assets or operations” as set forth in Rule 3-10(h). The Company also confirms that the guarantees by the subsidiary guarantors named in the Registration Statement will be full and unconditional when issued, and other non-guarantor subsidiaries of the Company are minor.  Therefore, the Company believes that supplemental financial information on a condensed consolidating basis of the guarantor subsidiaries is not required.

The Company has revised its disclosure in the Amendment under “Description of Debt Securities and Guarantees of Debt Securities — Guarantees” to confirm that any guarantees issued under the Registration Statement will be full and unconditional, and to provide the disclosures required by Note 1 to Rule 3-10(f) of Regulation S-X.  The Company will also include the disclosures required by Note 1 to Rule 3-10(f) of Regulation S-X in the notes to its consolidated financial statements included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 and its other future periodic reports, as applicable. Below is a sample of the disclosure that will be included in the notes of the Company’s consolidated financial statements included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2016:

“Note XX— FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS OF POSSIBLE FUTURE PUBLIC DEBT

Intrepid Potash, Inc., as the parent company, has no independent assets or operations, and operations are conducted solely through its subsidiaries.  Cash generated from operations is held at the parent company level as cash on hand and short- and long-term investments.  Cash on hand and short- and long-term investments totaled $XX million and $64 million at March 31, 2016, and December 31, 2015, respectively.  In the event that one or more of our wholly-owned operating subsidiaries guarantee public debt securities in the future, those guarantees will be full and unconditional and will constitute the joint and several obligations of the subsidiary guarantors.  Our other subsidiaries are minor. There are no restrictions on our ability to obtain cash dividends or other distributions of funds from the subsidiary guarantors, except those imposed by applicable law.”

Further, the Company acknowledges its obligations under Rule 3-10 of Regulation S-K, and should the circumstances providing for the above exemption change, the Company will disclose in a Current Report on Form 8-K or in its other periodic reports filed under the Exchange Act, any financial statements or footnote disclosures required to be in compliance with Rule 3-10 of Regulation S-X prior to an offering of guarantees covered by the Registration Statement.

4.              We note that the form of indenture does not contain any provisions relating to the guarantees and the guarantors are not reflected as parties to the agreement. Please revise. In addition, please revise the prospectus to clarify whether the guarantees are full and unconditional.

Response:  The Company acknowledges the Staff’s comment and has revised the form of indenture filed as Exhibit 4.6 to the Amendment to include guarantee provisions and to include the prospective subsidiary guarantors as signatories to the form indenture. The Company has also revised its disclosure in the Amendment under “Description of Debt Securities and Guarantees of Debt Securities — Guarantees” to confirm that any guarantees issued by the subsidiary guarantors under the Registration Statement will be full and unconditional.

* * * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 996-3768. Thank you again for your time and consideration.

Respectfully submitted,

By:	/s/ Margaret McCandless
Margaret McCandless
Vice President, General Counsel and Secretary

cc:        Jason Day (Perkins Coie LLP)